ALBERTA COMPLIANCE SERVICES INC.


03050782

April 30, 2003

SUPPL

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549


SEC MAIL PROCESSING
RECEIVED
MAY 07 2002
WASH. D.C. 164 SECTION

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated March 27, 2003
2. Cancelled Notice of Meeting and Record Date
3. Notice of Meeting and Record Date


PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

encl.

dlw 5/27

82-4931


SOLANA
Petroleum Corp.

121 E. Birch Ave., Suite 508
Flagstaff, Arizona 86001 USA

SOLANA PETROLEUM CORP. ANNOUNCES ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS SCHEDULED FOR APRIL 30, 2003

SEC 12g 3-2(b) Exemption # 82-4931

March 27, 2003

Mr. J. Bruce Carruthers reports:
Solana Petroleum Corp. ("Solana" or the "Corporation") announced today, that the Corporation's Annual and Special Meeting of the Shareholders has been scheduled for April 30, 2003 in Calgary. In that meeting, Solana shareholders will be asked to approve the change of the Corporation's name to Q-Gold Resources Ltd. ("Q-Gold") and to grant authority to the Board of Directors to consolidate the Corporation's shares on a basis to be determined, but not to exceed 1 new share for 10 old shares (the "Consolidation").

The proposed name change to Q-Gold results from the Company's pending acquisition of 710 square kilometers of gold and other mineral claims, leases and rights in Northwestern Ontario near Mine Centre, which was announced in a press release dated February 13, 2003. The acquisition is subject to the approval of the TSX Venture Exchange.

Solana also announced that as a consequence of the divestiture of its non-North American petroleum assets as announced on February 13th, the following financings have been withdrawn and cancelled:

(1) the non-brokered private placement of six million units at 10 cents per unit announced in a press release dated April 17, 2002;
(2) the non-brokered private placement of thirteen million five hundred thousand units at 12 cents per unit announced in a press release dated September 25, 2002;
and (3) fifty 12% convertible debentures at $40,000 per unit, announced in a press release dated September 25, 2002.

The Company currently has 17,225,900 shares issued and outstanding and 17,797,240 on a fully diluted basis.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

Solana Petroleum Corp. trades on the TSX Venture Exchange under the symbol "SOP.T".

For more information, please contact:

Eric A. Gavin, Vice President, Finance and Administration at (928) 779-0166

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

CANCELLED

April 4, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to cancel the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~April 16, 2003~~cancelled
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	~~March 11, 2003~~cancelled
RECORD DATE FOR VOTING	~~March 11, 2003~~cancelled
BENEFICIAL OWNERSHIP DETERMINATION DATE	~~March 11, 2003~~cancelled
MATERIAL MAIL DATE	~~March 19, 2003~~cancelled
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Investor Services Inc (for your information only)

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

April 4, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	May 30, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	April 25, 2003
RECORD DATE FOR VOTING	April 25, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	April 25, 2003
MATERIAL MAIL DATE	May 5, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Investor Services Inc (for your information only)